Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

Commission File No.: 000-25287

Old National Bancorp (ONB) Special Conference Call Transcript

Acquisition of Tower Financial Corporation by Old National Bancorp

September 10, 2013 at 9:15 a.m. Eastern

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

CONFERENCE CALL TRANSCRIPT

Operator: Welcome to Old National Bancorp’s Special Conference Call. This call is being recorded and has been made accessible to the public in accordance with the SEC regulation FD. The call, along with corresponding presentation slides, will be archived for 12 months on the Investor Relations page at oldnational.com. A replay of the call will also be available beginning at 8:00 a.m. Central tomorrow through September 24. To access the replay dial 1-855-859-2056, conference ID code 57861200.

Those participating today will be analysts and members of the financial community. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we will hold a question-and-answer session.

At this time the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Ms. Lynell J. Walton, Director of Investor Relations:

Thank you, Tiffany, and good morning, everyone. Joining me today on Old National Bancorp’s Special Conference Call are management members Bob Jones, Chris Wolking, Jim Ryan, Daryl Moore, and Joan Kissel. Some comments today may contain forward-looking statements that are subject to certain risks and uncertainties that could cause the company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statements disclosure contained on slide four as well as our SEC filings for a full discussion of the company’s risk factors.

Additionally, on slide four, a disclosure for certain non-GAAP financial measures. Non-GAAP financial measures will be discussed on this conference call today. References to these measures are only provided to assist you in understanding Old National’s results and performance trends and should not be relied upon as a financial measure of actual results. Reconciliations for such non-GAAP measures are appropriately referenced and included within the presentation.

Looking at slides five and six, I’ll start with the strategic rationale as to why we are gathered today. As you know, Old National has had a keen focus over the last nine years of transforming the footprint of our franchise. The maps on slide five show the geographical transformation of the Old National footprint over this period. As the timeline on slide six delineates, this transformation includes the acquisition of financial institutions or banking centers in targeted more populous markets where demographics and growth potential are more favorable. It also includes the consolidation and, to a lesser extent, sales of banking centers that are in lower growth markets or that are underperforming internal benchmarks. Today’s announcement marks an important milestone in this transformation.

Moving to slide seven, it is indeed a pleasure for me to announce Old National’s intent to acquire Tower Financial Corporation of Fort Wayne, Indiana. Looking at the pro forma map you can see the acquisition of Tower completes an important market fill-in in Indiana’s second-largest city, including six banking centers within the Fort Wayne MSA and an additional branch in Warsaw, Indiana. In addition to the traditional loans and deposits we will acquire, the acquisition includes a well-established trust company with over $520 million in assets under management as well as over 50,000 HSA accounts.

To further discuss the acquisition, I’ll turn the call over to Bob.

Robert G. Jones, President and Chief Executive Officer:

Great. Thank you, Lynell. You know there’s an old saying that says good things come to those who wait. In this case, great things come to those who have waited over eight years.

Old National and Tower have known each other for eight-plus years. Over those years we’ve come to deeply, deeply respect and admire their board as well as their senior management team. We’ve also come to understand the Tower culture, which is almost identical to Old National’s. Tower has a deep commitment to their clients, their community of Fort Wayne and of Warsaw, and a real deep commitment to their associates, all of which, when combined with Old National, just make this partnership terrific.

Turning to slide 10, let me go over some of the financial details of the transaction. For consideration of 1.2 shares of Old National’s stock and $6.75 in cash, both of which are fixed, for each share of Tower, an implied transaction value is $107.7 million assuming our price as of September 5. This transaction has a compelling strategic rationale. As Lynell said, over the last nine years we’ve been working very hard to transform the Old National delivery system to put it into more growth markets, markets where our competitive model works very well.

It also strengthens our objective of being Indiana’s bank. We had a gap in Fort Wayne and we’ve worked very hard to make sure we could close that gap, and we found the ideal partner to do that. As Lynell said, it adds seven full-service branches with slightly less than $590 million in deposits and approximately $438 million in loans. We also get two very attractive fee businesses with $523 million in trust assets under management and I might add a phenomenal group of trust professionals, as well as a new product for Old National, or at least a product with some significant competitive advantage, and that’s the 50,000 HSA accounts that Tower has.

But as all transactions, it must be financially attractive to you as our shareholders. We do expect accretion of $0.08 to $0.10 in the first full year, which would exclude obviously the acquisition charges. We do, as we continue to work towards our 65% efficiency ratio, expect to get approximately 35% cost savings from the Tower franchise. And, probably an issue that many of you had on top of your mind as we will discuss later, we do have strategies to continue to remain below the $10 billion Durbin threshold.

We do view this as low risk. We know these markets extremely well. As always, our risk team did a phenomenal job on due diligence. Daryl and his credit folks were deeply involved in the process, and as we’ve demonstrated over the last nine years, we have a strong core competency in the integration and conversion process. But probably most importantly in terms of reducing the risk is, all of the senior key management members from Tower have agreed to join the Old National team. I can’t tell you how pleased we are to have Mike and Gary and all the members of that team join us. They’re phenomenal leaders, they know these markets well, and they’ll be a great addition to our team. I have a deep, deep respect for Mike Cahill. Over these eight-plus years, we’ve become not just business partners but very good friends.

Let’s turn to slide 10. Let me talk a little bit about the markets for those of you that may not be familiar. As Lynell said, Fort Wayne is the second largest market in the state of Indiana. It’s in Allen County with a population of approximately 360,000. Fort Wayne itself is a little over 250,000. If you look at the graph showing household income as of 2012, you can see again as we transform to higher growth markets, you can see that the Fort Wayne MSA has an average household income of slightly over $46,000, higher than both Indiana and also higher than our current franchise.

Unemployment is much like the state of Indiana. It’s got a diverse manufacturing public sector as well as strong social services and service industries. And you can see the household income change is predicted to grow at a level higher than the national average. Major employers include the hospitals as well as the schools, but probably more importantly a significant investment by General Motors in Fort Wayne as well as some local companies you may be familiar with, Steel Dynamics as well as Vera Bradley.

To talk a little bit about Warsaw on slide 11. Warsaw is known as the Orthopedic Capital of the World. That’s actually a registered brand for the area. You can see the major employers are Zimmer, Biomet and DePuy, all of which manufacture hips, knees and other replacement joints. I am the proud owner of two Biomet hips myself. So we’re very happy to be in Warsaw. But as you look at the Warsaw household income, it’s amongst the highest in the state of Indiana with just slightly under – or slightly over $48,000, and very low unemployment. You might look at the household income change, but even 10% on $48,000 is a pretty significant growth. And, we think the Warsaw market provides us a unique and great opportunity to continue to take our community banking model throughout Indiana.

Slide 12 I’ll give you a little more detail on the transaction. Again, we will have to issue 5.6 million shares of common stock. We see this as a price to tangible book of 171%. I covered the due diligence, but again a very deep due diligence and we’ve known these folks, as I said, for eight-plus years. We do expect the transaction to be accretive in 2014, excluding the acquisition charges which we estimate today to be about $11.5 million, and again, $0.08 to $0.10 in the first full year of operation. As is always the case with – whenever we do a partnership announcement, there are no revenue synergies built into our model. We do think there’s a pretty good upside, both in the HSA business as well as trust, as well as the ability to leverage our insurance operations in the Fort Wayne market. Many of you will know that we have a very large insurance presence here. We have great sales folks who are really excited to be able to lever and partner with the bankers that we’re bringing over from Tower. So, we think there’s a lot of opportunities there. Again, cost saves, phased in, 50% in 2014 and then 100% thereafter. Daryl and his team looked at the loan portfolio, the mark at 10.2% of their gross loans – total gross loans, mark at approximately $46.1 million, and a loan interest rate mark at $17.3 million. We do expect the transaction to create goodwill of about $80.8 million. We will not need to raise additional capital for this, and we do expect to close the transaction in the first quarter of 2014, obviously subject to both regulatory and shareholder approval from Tower.

Slide 13 just to give you a pro forma look at our capital ratios at closing. All of these ratios would put us in a position of being well capitalized. We feel very comfortable that the transaction doesn’t put our capital at risk.

Slide 14, I want to do a quick review of marks on our prior deals. You can see on the Monroe transaction our mark was 12.6% and our mark on Indiana Community or IBT the mark was 14.5% of gross loans. Through the hard work of Daryl and his credit team, we’ve had strong credit work-out and obviously the improved economy resulted in a positive change to our accretion income.

Slide 15 just gives you a review of the history of our tangible book value and how our acquisitions have affected that and then how quickly we are able to get back into the levels of tangible book that we have historically. I want for – make just for a point of clarity, this is not meant to be a substitute for the tangible book value earn-back, which we do estimate at approximately six years.

Slide 16, again, the Durbin Amendment is top of mind for us as well as our board. Just to refresh everybody’s memory that the asset size will be measured as of year-end. Obviously with the close of first quarter we will not be affected by Durbin this year. And then the billing for Durbin does kick-in in July of the following year. So, in essence, we’ve got almost 18 months until we would be affected by Durbin. We’ve been public about our estimate under the current Durbin Amendment. We do expect a pre-tax gross impact of $8 million to $12 million, if we were affected. Chris and I and others have discussed there is a number of strategies that we can implement to stay below the $10 billion. Obviously, we still have a large investment portfolio that we could reduce. We have residential mortgages that we could sell, as well as the great work that Daryl and his team do on reducing our marked purchased assets will continue to allow us to, we believe, stay under the $10 billion mark. But obviously we will continue to look for and be active in the M&A market. As I think I’ve said a couple times, I don’t want to be half pregnant at $10.1 billion or $10.4 billion, but I’m very comfortable that Jim can continue to look for transactions that will make it worth our while to get above the Durbin side.

Slide 17, let me just kind of summarize and we’ll obviously open it up for questions. We are very, very excited about this transaction. I think first and foremost, as everyone knows, we believe that cultures are critically important whenever you look at a partnership. Tower shares our passion. They have a passion for their clients, as I said earlier, a deep passion both from the board and their associates for their communities. And Tower has been recognized as one of the best workplaces in Indiana. We expect to learn some great things from Tower and how – what they do with their associates and enable that through the rest of our franchise. We also continue to be Indiana’s bank. Obviously, filling in this gap in this portion of the state, the northeast portion of the state, helps us continue to make that relevant model as Indiana’s bank by far. This transaction does give us the third largest deposit franchise in the state. And as I said earlier, we’ve had a strong track record of our deals of exceeding expectations or meeting expectations on cost saves, our earnings per share accretion, our credit performance, and our tangible book value earn-back. But most importantly, it really comes down to people. Mike and I share a common passion for believing that the single most important asset we have are the people. The more I’ve met the folks from Tower, the more impressed I am. We are just very excited about our ability to be in Fort Wayne and Warsaw with the team that we’re getting from Tower.

So with that, I’ll be glad to open the line for questions. We appreciate your commitment and most importantly we appreciate your money that allows us to do these transactions. Lynell, let’s turn it over for questions.

Question and Answer Section

Operator: [Operator Instructions] Your first question comes from the line of Emlen Harmon of Jefferies.

(A – Robert Jones): Good morning, Emlen. How’re you doing?

(Q – Emlen Harmon): Hey, morning, Bob. I’m doing well. Thanks.

(A – Robert Jones): Good.

(Q – Emlen Harmon): Hey, first question for me, you indicated that you’ve known one another as institutions for kind of the last eight years now. Can you give us a sense of why now was the right time to do this acquisition and just kind of what the tipping point was there?

(A – Robert Jones): Yes, you know, obviously I can’t speak for the Tower board, but I will just tell you that, as many have heard me use what I’ve been told is a terrible analogy but it works for me. You have to date, and in some cases you have to date for a long period of time until your partner is ready to join you. And I think this was a case where Tower had a deep commitment to the Fort Wayne market. They wanted to make sure that the partner they found shared that deep commitment. I think what we’ve shown over the eight years with our management team is a deep passion for the community. Tower also had some challenges, and Mike joined as the CEO, or was promoted to CEO, a number of years ago to really kind of straighten the ship up a little bit. And I think their board just wanted to make sure that whenever they – we became partners, it was; one, the right choice, and I think we’ve proven that; and secondly, that we were going to get a bank that we were proud of as we made that partnership. So just – it’s personalities; it’s timing; it’s – and again I can’t speak for their board, but I think the challenges of the regulatory environment aren’t lost on their board either.

(Q – Emlen Harmon): Got it. Thanks. And then I guess in terms of the earn-back period that you gave us, and actually I didn’t see a specific book value dilution just for the acquisition. But I don’t know if you guys have that on hand. But could you also help us understand in that earn-back period are kind of one-time expenses from the deal included? And I presume that in terms of earnings that you’re using in the earn-back period is just what’s generated by the acquisition?

(A – Robert Jones): Yes. And the other thing that we included in there would be the B of A acquisition and some of the goodwill created from that as well as the charges that we had. So you take the core Old National franchise; you layer on top of that the B of A we just closed on, and then you would take the Tower franchise; so all of that gets us to a tangible book value number. We projected at $7.68 on slide 13.

(Q – Emlen Harmon): Okay. I’m sorry, so the six-year earn-back period that you gave us just a couple of minutes ago, is that Tower specific or does that include BofA as well?

(A – Robert Jones): No. It’s just Tower. No, excuse me. Jim just corrected me. It includes all of them.

(Q – Emlen Harmon): It includes both. Okay. Got it. And then I guess the other part of that specifically was, just included in the earn-back, the expenses, the one-timers from the Tower deal are included in that? Is that.

(A – Robert Jones): Yes.

(Q – Emlen Harmon): Okay. Got you. And then I guess last question for me just kind of understanding the expense saves, you guys are calling for 35% efficiencies in the deal. Typical – it’s kind of on the higher-end of what we would typically see given that it’s kind of – it’s within footprint but a new market in some senses for you guys. Can you give us a sense of kind of where you’re generating – where you think the bulk of cost saves are going to come from? And then also does that 35% include any kind of OREO expense or any kind of credit-related stuff?

(A – Robert Jones): No, it’s really more of a head count and – a lot of it is head count. You know it’s very consistent, Emlen, with what we had at IBT, which is again an out-of-franchise deal for us as well. And it’s really the back-room areas. We’ve got a – in our due diligence we identified those opportunities. We haven’t notified the employees, but clearly we don’t need two back rooms, we don’t need two of this, but we’re very comfortable with the 35% and we’re probably more comfortable that it doesn’t affect our customer-facing opportunities with our branches and our commercial bankers and trust, et cetera. But we’re comfortable with the number. It actually is consistent with what we’ve done in all our transactions and in market we’ll do a little higher, but Bloomington, Columbus, we’re in that 35-plus percent as well.

(Q – Emlen Harmon): Got it. All right. Thanks a lot. Appreciate it.

(A – Robert Jones): You know to add to that, Emlen, is we’ve got opportunities ourselves and this is one way to help us get to that efficiency number as well.

Operator: Your next question comes from the line of Taylor Brodarick of Guggenheim.

(A – Robert Jones): Good morning, Taylor.

(Q – Taylor Warren Brodarick): Good morning. Congratulations.

(A – Robert Jones): Thank you very much.

(Q – Taylor Warren Brodarick): I just wanted to circle back to some of the comments Lynell had at the beginning. Obviously you’ve all been very busy repositioning the branch footprint into denser population areas and higher-growth markets. Are there any hard metrics that you all have developed that we should look at as far as deposits per branch or income growth as you look forward to continue repositioning the branch footprint?

(A – Robert Jones): You know we look at a lot of things; one, deposits per branch is very important to us. We look at the markets themselves in terms of their growth characteristics. Some of it’s tangible. We can look at household income, but we can also get a feel for the economic activity that occurs in a market. Consolidations, you really look at traffic. You look at what – customer behavior. So, as Barbara and her team look at their branch system and as we look at markets, we’re looking at a lot of things. And Barbara does a great job of stack ranking her branches, and if you’re on the bottom portion, you best work your way up or there’s a reason that you’re there. It could either be people or it could be market. And if it’s the people, she makes changes; if it’s the markets, we’ll look at it.

(Q – Taylor Warren Brodarick): Okay. Great. That’s it for me. Thanks.

(A – Robert Jones): Thank you.

Operator: [Operator Instructions] Your next question comes from the line of Steve Covington of Stieven Capital.

(A – Robert Jones): Now you know why I can’t talk to you.

(Q – Steve L. Covington): Good morning, everybody. Just congratulations.

(A – Robert Jones): Good morning, Steve. How you doing?

(Q – Steve L. Covington): Doing well. Thanks. Just a quick question about the loan credit mark. I was a little surprised at the level of that mark, and it appears that it’s almost double the level of classified loans even at Tower. And I guess just can you maybe talk generally about the process you went through with due diligence and how you came up with that credit mark?

(A – Robert Jones): You know I’m going to have Daryl answer that question because Daryl is the owner of the mark.

(Q – Steve L. Covington): Okay. Great. Thanks.

(A – Daryl D. Moore): The way Old National Bank approaches this is that we’ll go in and we’ll spend a fair amount of time looking at the files. And we will apply Old National’s standards to the portfolios. In many cases what we find as we go in and look at loans is that all of the information that we look at; if there is insufficient information in the file or the file may have old information, we’ll look at that and as we mark those loans, if we don’t have the information that we typically would have in our on file, we’ll mark those a little heavier just simply because we don’t have the information we think we need to make an informed decision.

So as you look at the way we mark these loans, the more information we get as we get down the line, those marks may or may not prove out to be right. But we’ll take a look at those, apply our standards, and to the extent that we don’t have current information, we’ll mark them a little higher – a little harder. And as we’ve gone back and looked at our acquisitions over time, a lot of times we’ll find that we get current information in, and it will change our view on those marks a little bit. But that’s the only way we found to really try to identify what the risk is, is the information we have at hand at the time of the due diligence.

(A – Robert Jones): Steve, and also I would add is you wouldn’t want Daryl as your teacher in school.

(Q – Steve L. Covington): Got it. Thanks guys. Congrats.

(A – Robert Jones): Thanks. Tell Joe I hope he’s happy.

Operator: Your next question comes from the line of John Moran of Macquarie.

(A – Robert Jones): Good morning, John.

(Q – Michael O’Byrne): Hey, good morning, guys. It’s actually Mike O’Byrne in for John.

(A – Robert Jones): Hi Mike.

(Q – Michael O’Byrne): Hey, just a quick – couple quick questions. On the 35% cost savings, you mentioned it’s mostly back office. Is there any branch rationalization included in that?

(A – Robert Jones): To be determined. Obviously we’ve only got one branch here. Old National only has one branch. And it really got to – even if we close it, it would be de minimis. It’s kind of a store front in front of our insurance company. So there’s not a lot of cost savings that we build in through any branch rationalization. So it’s almost – it is entirely back room and other areas of support.

(Q – Michael O’Byrne): Okay. And then just you mentioned some opportunities to sort of expand the trust business throughout the franchise. Can you talk a little bit about the timing there and maybe add a little more number numbers around it?

(A – Robert Jones): Can’t add numbers yet because we owe it to Gary to kind of develop this plan. But really our desire is to use this as kind of beachhead to expand into northern

Indiana as well as into Michigan. We’re so impressed with Gary and his team that we think they have an opportunity to really – we have a limited trust presence in the South Bend, Mishawaka, Elkhart area. And then as you know with our new entry into Michigan, we’re going to drive all of that out of Gary and his team. So we’re very excited because this is a quality, quality group of trust professionals, and we think there’s just a pretty good opportunity in those markets to take their brand and their knowledge and really make it grow.

(Q – Michael O’Byrne): Sure. Sure. And then just sort of thinking about the $10 billion threshold again, is there sort of in addition to the $8 million to $12 million in Durbin, is there any sort of additional regulatory costs that you guys might anticipate sort of incurring?

(A – Robert Jones): No. We really are buying per the regulator’s desire by all of the other issues that are affected with the $10 billion with stress testing, et cetera. So we’ve inherited, or we already are using that cost that’s really Durbin. And we can only hope that we make some progress in Congress with Durbin, but that’s a political statement.

(Q – Michael O’Byrne): Okay. Thanks. That’s helpful guys.

Operator: Your next question comes from the line of Jon Arfstrom of RBC Capital Markets.

(A – Robert Jones): Good morning, Jon.

(Q – Jon G. Arfstrom): Hey, good morning. Just a follow up on Durbin, Bob; it’s – maybe it’s the elephant in the room, I don’t know. But it seems to me that at the end of 2014 you either need to be below $10 billion, which I trust you can be, or if nothing changes, you probably need to be materially above it. And to do a transaction like this, it obviously puts you right on that threshold. So, I guess, question is how do you think through it in terms of where you need to be at the end of 2014? And I know it’s arbitrary and silly, but maybe it puts you in a bit of a box with.

(A – Robert Jones): It isn’t silly because – what’s silly about it is you’ve got a regulation that’s been put in place by Congress that has no rhyme or reason that forces you to make decisions that you may not want to make. But our board is committed to making the right decision. We estimate for us to cover the cost of Durbin we’d have to get to about $12 billion to $13 billion, all things being equal. So obviously our charge is to get to that size. And as I’ve talked all along, you want to create relevancy, and we need to just work very hard at; one, finding those right opportunities in the markets we’ve identified, and Jim’s got a pretty good list of opportunities. And we have a lot of bankers that are calling us and I think this is just going to accelerate those opportunities or our opportunity to look, but yes, it is the elephant in the room. And I’ll tell you it’s a conversation we have with our board and amongst ourselves. Chris and I talk about it frequently just because we need to be able to cover that cost.

(Q – Jon G. Arfstrom): Right. Okay. Chris, maybe a question for you. Is there an optimal securities portfolio size for the company?

(A – Christopher Wolking): You know I wouldn’t say there’s an optimal portfolio securities size, but there’s an optimal total assets for us. And I clearly am not – I have no intention of increasing the size of the balance sheet with securities, so we continue to experience quality loan growth and rotate out of investment assets into loans and be mindful of that $10 billion threshold. That’s really top of mind for us, as Bob said, John.

(Q – Jon G. Arfstrom): Right. Okay. Okay. Is there anything for you to do in Warsaw, Bob? I mean you have a small market share, one branch, and obviously it’s a commercial market. Is there anything more you can do there?

(A – Robert Jones): We think so. Obviously, we’re new. Mike is very excited about the opportunities in Warsaw. We think the trust presents some real opportunity. It’s a very good market, and the kind of the interesting thing about Warsaw is it’s really the areas around Warsaw that really benefit a lot by the strong business community there, so we’re excited about being in Warsaw. Obviously, one branch could lead to some other opportunities. We’re going to depend on Mike and his team to figure out what the right way to do that is.

(Q – Jon G. Arfstrom): Okay. And then just one small question, HSA business, is that a state-wide business or a regional business? Or give me a little bit more on that?

(A – Robert Jones): It’s really been state-wide and I think this is an opportunity for – you talk about one plus one equaling three, to bring that business into the Old National franchise and allow the HSA folks to benefit from our insurance knowledge. And it’s not part of the insurance group, but clearly we’ve got such a strong employee benefits practice that working together I think there’s some real opportunities. And this is a business that they do through insurance brokers and we want to be very cognizant not to disrupt that model, but we also want to be able to build this business. I spent some time last night with the leader of that business and I was very impressed with Tina and very impressed with her ideas and her plans.

(Q – Jon G. Arfstrom): Okay. Helpful. Thank you.

(A – Robert Jones): Thank you very much.

Operator: [Operator Instructions] Your next question comes from the line of Peyton Green of Sterne, Agee.

(Q – Peyton N. Green): Yes. Good morning. Congratulations. Looks like a good deal.

(A – Robert Jones): Thanks, Peyton. That could be your headline in your write-up, and just leave it at that.

(Q – Peyton N. Green): That might be too long, but in terms of the securities book and the residential mortgage loans that you carry on the balance sheet, how much of the securities book is required for pledging as of June 30? Or to what degree would that change with Tower and the Bank of America deposits?

(A – Christopher Wolking): Peyton, this is Chris. You know we’ve got plenty of securities and plenty of mortgages for the relationships that we require pledging, which is largely the Federal Home Loan Bank. So it’s not an issue for us. We could – both of those portfolios can ebb and flow as we see fit to add assets or reduce assets, it’s not a big concern.

(Q – Peyton N. Green): Okay. And I guess with the kind of rate check we’ve had in the last 120 days, I mean to what degree is the residential mortgage book still above water versus under water? Will it be more of just a monthly cash flow issue or would you be able to actively sell them for somewhat of a gain or breakeven?

(A – Christopher Wolking): It’s difficult to say. Since late last year we’ve been selling most of the new production, especially the longer term 20-plus year production, so most of it’s relatively short, so it does throw off pretty good cash flow for us. Again, since it’s within our footprint, within our markets, pretty speedy cash flows. It’s always been a relatively short portfolio, even with the growth that we’ve had and the decline in interest rates. So I’m comfortable with that asset. We continue to look at opportunities to sell those loans and have a pretty active relationship with people who are interested in those things out there.

(Q – Peyton N. Green): Okay. All right. Great. And then how does this deal plus with the branch purchase before, how does that reduce your appetite for additional opportunities? Is there any amount of time that you’ll take as a breather to make sure everything gets integrated? Or could you handle one or two more?

(A – Robert Jones): We can handle them. I say that, but I got the easy part; I’ve just got to go out and make the deal. But the reality is Barbara has really got a core competency and a business unit dedicated to doing integration work, and they’re very, very good at it. She’s got a process that is very, very good. We estimate we can do two to three a year. There’s times when we stress people, but they also get very excited about it. So long-winded answer to say that we’re going to continue to look and until Barbara tells me no, we’re going to continue to look for opportunities.

(Q – Peyton N. Green): Okay. All right. And I mean just in general, how would you view the M&A environment? I mean is it still going to be a situation where it’s individual instances? Or do you see a bit of a groundswell building?

(A – Robert Jones): I’m of the opinion you’re starting to see a groundswell, but that’s my opinion. I think there’s a lot more conversations. I think there’s a lot more reality setting in as you again you think about compliance, the interest rate environment, but it just seems to be more activity and time will tell, but it’s picking up.

(Q – Peyton N. Green): Okay. Great. Thank you very much for taking my questions.

(A – Robert Jones): Well, thank you very much.

Operator: There are no further questions at this time. Presenters, do you have any closing remarks?

Robert G. Jones, President and Chief Executive Officer:

Well, one, we appreciate everybody’s diligence in joining us on the call. Again, I would just also again offer my congratulations to the folks at Tower who are listening. We really appreciate it and if you have any follow-up questions, please give Lynell a call and we’ll get right back to you. Thank you very much.

Operator: This concludes Old National’s call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National’s website, www.oldnational.com. A replay of the call will also be available by dialing 1-855-859-2056, conference ID code 57861200. This replay will be available through September 24. If anyone has additional questions, please contact Lynell Walton at 812-464-1366.

END

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s and Tower Financial Corporation’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s and Tower Financial Corporation’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp and Tower Financial Corporation to execute their respective business plans (including the proposed acquisition of Tower Financial Corporation) and satisfy the items addressed in Old National’s Consent Order with the Office of the Comptroller of the Currency; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National Bancorp’s or Tower Financial Corporation’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in Old National Bancorp’s and Tower Financial Corporation’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and neither Old National Bancorp nor Tower Financial Corporation undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.